HYPERFINE, INC.

351 New Whitfield Street

Guilford, Connecticut 06437

November 20, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Abby Adams

RE:	Hyperfine, Inc.

Registration Statement on Form S-3

Filed November 9, 2023

File No. 333-275449

Acceleration Request

Dear Ms. Adams:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Hyperfine, Inc. (the “Company”), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to Wednesday, November 22, 2023, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call John P. Condon of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000, with any comments or questions regarding the Registration Statement.

Very truly yours,

HYPERFINE, INC.

/s/ Brett Hale
Brett Hale
Chief Administrative Officer and Chief Financial Officer

cc:	Maria Sainz, Hyperfine, Inc.

Michael L. Fantozzi, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.